                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [ NO FEE REQUIRED]

                          COMMISSION FILE NUMBER 1-4987

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN

                        520 FELLOWSHIP ROAD, SUITE A-114
                              MT. LAUREL, NJ 08054
                 (Name & address of Principal Executive Offices
                        of the issuer of the Securities)

                                   21-0682685
                      (I.R.S. Employer Identification No.)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 SL INDUSTRIES, INC.
                                 Plan Administrator

                                 By: /s/ David R. Nuzzo
                                      ------------------
                                     David R. Nuzzo
                                     Vice President, Finance & Administrator
                                     June 24, 2003

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                                                PAGES
                                                                                                -----

Report of Independent Public Accountants
    for the year ended December 31, 2002                                                          4

Financial Statements:
   Statements of Net Assets Available for Benefits
     December 31, 2002 and December 31, 2001                                                      5

   Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 2002                                                       6

Notes to Financial Statements                                                                   7-11

Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets Held for
      Investment Purposes - December 31, 2002                                                    12

Exhibit Index                                                                                    13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan:


We have audited the accompanying statements of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

/s/ Goldenberg Rosenthal, LLP
Jenkintown, PA
June 5, 2003

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                 December 31
                                       ----------------------------
                                          2002             2001
                                       -----------      -----------
                                                       (as adjusted)
INVESTMENTS                            $12,445,397      $13,941,098


RECEIVABLES

  Employer contributions                   260,967          310,274
  Participant contributions                 47,849           57,488
                                       -----------      -----------
  TOTAL RECEIVABLES                        308,816          367,762
                                       -----------      -----------

CASH                                        16,512           28,161
                                       -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS      $12,770,725      $14,337,021
                                       ===========      ===========


Note: The accompanying notes are an integral part of these financial statements.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                             Year Ended
                                                         December 31, 2002
                                                         -----------------
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
  INVESTMENT INCOME:
    Net depreciation in fair value of investments        $ (1,464,271)
    Interest/dividends                                        345,365
    Net realized loss on sales of investments                 (88,057)
                                                         ------------
                                                           (1,206,963)
                                                         ------------
  CONTRIBUTIONS:
    Employer                                                  558,155
    Participant                                               872,037
    Rollover                                                    8,924
                                                         ------------
                                                            1,439,116
                                                         ------------
  TOTAL ADDITIONS                                             232,153
                                                         ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits Paid to Participants                             1,797,245
  Administrative Expenses                                       1,204
                                                         ------------
  TOTAL DEDUCTIONS                                          1,798,449
                                                         ------------
NET DECREASE                                               (1,566,296)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                        14,337,021
                                                         ------------
  End of Year                                            $ 12,770,725
                                                         ============


Note: The accompanying notes are an integral part of these financial statements.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF PLAN

         SL Industries, Inc. Savings and Pension Plan (the "Plan"), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc.'s Corporate Office, SL Surface Technologies Inc., Condor D.C. Power Supplies, Inc., SL Montevideo Technology, Inc., and SLW Holdings, Inc. (first month of the year in 2001). To become eligible for the plan, an individual would have to have attained the age of 18 on the first day of the month coinciding with or following the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       INVESTMENTS

         As part of the Plan provisions, participants may invest in SL Industries, Inc. Common Stock ("Common Stock") and/or in various combinations of fourteen Fidelity Institutional Retirement Services Co., Inc. ("Fidelity") funds: Blended Income Fund, Puritan Fund, Growth and Income Portfolio, Low-Priced Stock Fund, Diversified International Fund, Mid-Cap Stock Fund, Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, Spartan U.S. Equity Index Fund, U.S. Bond Index Fund and Money Market Fund. All income, gains or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant's account balance.

         The Blended Income Fund represents a deposit contract with Fidelity's Managed Income Portfolio. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals. The financial statements reflect the contract/market values as reported by Fidelity as of the Plan year-end.

         Employer matching contributions are invested solely in Common Stock of SL Industries, Inc. Until a participant is fully vested, the employer matching contribution credited to the participant's account cannot be liquidated.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS


2.       INVESTMENTS (continued)

         The remaining funds are Fidelity separate investment accounts and are carried at market value as reported by Fidelity as of the Plan year-end. The fair value of the SL Industries, Inc. Common Stock is based on the market price as quoted on the New York Stock Exchange.

         The Plan presents in the statement of changes in net assets available for benefits the net depreciation in investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

         Interest and dividend income are recorded as earned on an accrual basis.

         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,552,328 as follows:

                        Mutual funds                $      1,435,589
                        Common Stock                         116,739
                                                    ----------------
                                                    $      1,552,328
                                                    ----------------

         The following table represents investments that represent 5% or more of the Plan's net assets:

                                                 December 31
                                          --------------------------
                                            2002            2001
                                          ----------      ----------
Blended Income Fund                       $3,539,701      $3,294,441
SL Industries, Inc. Common Stock*          1,238,843       1,313,922
Fidelity Growth and Income Portfolio       1,094,635       1,408,216
Fidelity Low Priced Stock Fund             1,284,594       1,549,482
Fidelity Mid-Cap Stock Fund                  998,387       1,570,482
Spartan U.S. Equity Index Fund               860,151       1,059,777

         * Participant-directed and nonparticipant-directed.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS


2.       INVESTMENTS (continued)

         Information about the significant components of the changes in net assets relating to the SL Industries, Inc. Common Stock, which is both a participant-directed and a nonparticipant-directed investment option, is as follows for the years ended December 31, 2002 and 2001:

                                          December 31
                                   ---------------------------
Changes in net assets                 2002             2001
                                   ---------       -----------
Contributions                      $ 651,127       $ 1,131,975
Dividends                                 39             1,301
Net depreciation                    (116,739)       (1,222,581)
Benefits paid to participants       (205,900)         (234,938)
Transfer/loan activity              (403,606)         (901,177)
                                   ---------       -----------
Net changes                        $ (75,079)      $(1,225,420)
                                   ---------       -----------

         CONTRIBUTIONS

         ELECTIVE CONTRIBUTIONS

         Employees' contributions are based upon authorized payroll withholdings. Participants may make elective deferrals of up to an annual maximum of the lesser of 20% of their annual compensation, as defined by the Plan, or $11,000 in the calendar year of 2002, and thereafter as adjusted by the Secretary of the Treasury. Additionally, eligible participants may elect to defer "catch-up" contributions.

         MATCHING EMPLOYER CONTRIBUTIONS

         The employer's match is fifty percent (50%) of the participant's elective deferrals, not to exceed six percent (6%) of the participant's compensation. Matching employer contributions have been invested solely in the Common Stock of SL Industries, Inc.

         PROFIT SHARING CONTRIBUTIONS

         A profit sharing contribution can be made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS


2.       INVESTMENTS (continued)

         BENEFITS

         At the time of separation, the vested portion of a participant's account represents the participant's accumulated benefit. If a participant's account balance is less than $5,000, a lump sum distribution will be made regardless of whether the participant requests a distribution. A participant who has an account balance of $5,000 or greater may elect to: (1) continue to invest their accumulated benefit in the Plan until their normal retirement date; (2) purchase a qualified joint and survivor annuity; (3) receive payment in one lump sum; or (4) have any portion paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

         At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment, in various types of installments, or in the form of a qualified joint and survivor annuity. The amount of the benefit payment depends on the value of the participant's account and the retirement benefit option the participant elects.

         VESTING

         Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer's profit sharing contributions. Employer matching contributions become vested as follows:

                                                  Percentage
            Years of Service                        Vested
--------------------------------------------      ----------
Five years or more                                 100%
Four years or more, but less than five years        80%
Three years or more, but less than four years       60%
Two years or more, but less than three years        40%
One year or more, but less than two years           20%
Less than one year                                   0%

         In determining years of service for vesting, the Plan considers service from the participant's date of hire. Only whole years of service will be counted for vesting purposes. The nonvested portion of a participant's account, if any, will be forfeited in accordance with the provisions of the Plan. Forfeitures will be allocated to the remaining participants' accounts on a prorated basis as defined by the Plan.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS


2.       INVESTMENTS  (continued)

         PARTICIPANT LOANS

         The Plan makes loans to a participant, using the participant's account balance as collateral. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant's vested account balance. Loans bear interest at an interest rate as determined by the Plan Administrator based upon the prevailing rates of interest charged by persons in the business of lending money. The interest rates on the participant loans receivable as of December 31, 2002 and December 31, 2001 range from 4.75% to 10.25% and 5.5% to 10.25%, respectively. The term of any loan to a participant shall be no greater than five years, except in the case of a loan to acquire a dwelling unit that is considered a principal residence, in which case the term is 10 years.

3.       PLAN TERMINATION

         While SL Industries, Inc. has not expressed any intent to do so, it may terminate the Plan at any time, subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become 100% vested in their accounts.

4.       ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan have been paid by SL Industries, Inc., with the exception of asset management fees, which have been paid by the Plan. Total asset management fees expensed in the fiscal years ended December 31, 2002 and December 31, 2001 were $1,204 and $1,973, respectively.

5.       TAX STATUS

         The Internal Revenue Service has issued a favorable determination letter stating that the Plan meets the requirements for qualification pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan is exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, management believes that they are operating the Plan in accordance with the Code. Accordingly, there is no provision for income taxes in the accompanying financial statements.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
                                FEIN: 21-0682685
                                 PLAN NUMBER 001
                         FORM 5500, SCHEDULE H, LINE 4 i
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 2002


                                                                                                                      (e) Current
   (a)                 (b) Identity of Issuer                  (c) Description of Investment              (d) Cost           Value
   ---      -------------------------------------------------  -----------------------------              ----------    -----------
          Common Stock
    *     SL Industries, Inc.                                    Common Stock                              1,914,237       1,238,843

          Common Trust Fund
          Fidelity Institutional Retirement Services Co., Inc.   Blended Income Fund                       3,539,701       3,539,701
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Puritan Fund                       686,847         567,819
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Growth & Income Portfolio        1,504,575       1,094,635
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Low-Priced Stock Fund            1,285,449       1,284,594
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Diversified Int'l Fund             294,161         242,868
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Mid-Cap Stock Fund               1,248,027         998,387
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom Income Fund                 63,523          62,157
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2000 Fund                  233,157         213,030
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2010 Fund                  636,173         546,709
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2020 Fund                  810,177         627,682
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2030 Fund                  461,963         346,267
          Fidelity Institutional Retirement Services Co., Inc.   Spartan U.S. Equity Index Fund            1,176,669         860,151
          Fidelity Institutional Retirement Services Co., Inc.   Fidelity U.S. Bond Index Fund               445,255         460,279


*         Participant Loans Receivable                           Loans, ranging 1-10 years maturity
                                                                 with interest rates of 4.75%-10.25%         362,275         362,275
                                                                                                          ----------      ----------
                                                                                                          14,662,189      12,445,397
                                                                                                          ==========      ==========
*         A party-in-interest as defined by ERISA.

                                  Exhibit Index

Number       Description
23.1         Consent of Independent Accountants, Goldenberg Rosenthal, LLP for the year ended
             December 31, 2002